Filed by Abraxas Petroleum Corporation
                                                   (Commission File No. 0-19118)
                          Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                     as amended,
                                        And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934,
                                                                     as amended.
                                    Subject Company:  Grey Wolf Exploration Inc.
                                                        (no Commission File No.)


                                  NEWS RELEASE

SUCCESSFUL DRILLING, IMPROVING PRODUCTION, AND RECORD CASH FLOW AND EBITDA IN FIRST QUARTER 2001 ANNOUNCED BY ABRAXAS


SAN ANTONIO, TX - (May 11, 2001) - Abraxas Petroleum Corporation (AMEX: ABP) today announced that successful drilling, both in Canada and the United States, resulting in an improving production profile, combined with record recurring cash flow of $0.62 per primary share and EBITDA of $0.97 per primary share, made the first quarter of 2001 a Company record. Additionally, the proposed exchange offer for the 51% of Grey Wolf Exploration Inc. (TSE:GWX) that Abraxas does not currently own will not only be immediately accretive to earnings and net asset value but will improve Abraxas' balance sheet ratios substantially upon completion.

Bob Watson, CEO, commented, "A stable production profile compared to Q4 2000, despite Canadian asset sales, and improved price realizations allowed Abraxas to generate record recurring cash flow and EBITDA in the first quarter. Our continuing exploitation program, including a very successful winter drilling season in our Canadian operations, resulted in an increase in average daily production in April from Q1. The balance of 2001 should continue this production growth as additional locations are drilled in our core areas."

Watson continued, "In the United States, our second well in the Montoya play joint venture with EOG Resources, Inc. (NYSE:EOG) has reached total depth and is currently logging. The well will be tested in the near future and compares favorably to the first successful well drilled in late 2000, which had initial production at rates in excess of 13.5 MMcfpd. We recently acquired 60 square miles of 3D seismic over the EOG joint acreage and expect to drill several more wells in this venture during the balance of the year depending on rig availability. In our 100% owned S.W. Oates Montoya play, we are preparing to shoot 40 square miles of 3D seismic and anticipate drilling a well later this year. In Wyoming, we have successfully tested a new shallower zone, the Niobrara, in our Sage Grouse well. We have reviewed our 3D seismic over this acreage and have identified a number of locations to test up to four potentially productive horizons, both vertically and horizontally. In south Texas, our recently announced Dimon well in the Wilcox formation continues to produce approximately 2 MMcfpd and we are commencing a three well drilling program in this area to develop reserves identified by existing well control and 3D seismic.

In Canada, as previously announced, we had a very successful winter drilling season. Through drilling, we have added about 15 MMcfpd to production in the Pouce Coupe and Caroline areas, and have upgraded our infrastructure in both areas to handle the new production. We acquired 106 square miles of 3D seismic in these two areas and have identified as many as 47 exploitation locations, with drilling to commence after break up. As a result of the identified locations, we are preparing to further upgrade our gas plant facilities in both areas to accommodate the anticipated increase of gas production. In the Ladyfern area, as previously announced, we acquired 53 square miles of 3D seismic and have identified several locations to drill on our acreage that have comparable seismic signatures with recently announced successful offset wells, several of which have tested in excess of 30 MMcfpd".

Abraxas invites your participation in a conference call on Monday, May 14th, at 10:30 am CDT to discuss the contents of this release and respond to questions. Please call 1-800-289-0437 between 10:20 and 10:30 am CDT, confirmation code 678763, if you would like to participate in the call. There will be a replay of the conference call available by calling 1-888-203-1112, confirmation code 678763, approximately 12:30 pm CDT Monday, May 14th, through 5:00 pm CDT Monday, May 21st.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO EXCHANGE THE SECURITIES OF ABRAXAS FOR THE SECURITIES OF GREY WOLF EXPLORATION. ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY BY ABRAXAS' PROSPECTUS AND OTHER EXCHANGE OFFER MATERIALS, WHICH WILL BE MAILED TO GREY WOLF EXPLORATION'S STOCKHOLDERS AT A LATER DATE. GREY WOLF EXPLORATION'S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE DOCUMENTS WILL ALSO BE AVAILABLE AT NO CHARGE FROM THE SEC'S WEB SITE, WWW.SEC.GOV, AND FROM ABRAXAS PETROLEUM CORPORATION AT 500 NORTH LOOP 1604 EAST, SUITE 100, SAN ANTONIO, TEXAS 78232.

Abraxas Petroleum Corporation is a San Antonio-based crude oil and natural gas exploration and production company that also processes natural gas. It operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com, for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Chris Williford/CFO and Executive Vice President
Telephone 210-490-4788
cwilliford@abraxaspetroleum.com
www.abraxaspetroleum.com


                          ABRAXAS PETROLEUM CORPORATION
                               QUARTER-END RESULTS
                                   (Unaudited)
                                                                   Three Months
(In thousands except per share data)                             Ended March 31,

Production and Pricing Information                             2001          2000
----------------------------------                          ---------      --------
Revenues                                                       $29,086       $16,717
Cash Flow (Before Working Capital Changes)*                     14,103         2,187
Net Income(Loss)*                                                  255        (6,827)
Net Income(Loss)  Per Share*                                       .01          (.30)
Net Income(Loss)  Per Share-
      Assuming Dilution*                                           .01          (.13)
Weighted Ave. Shares Outstanding                                  22.6          22.6

                       Production:
Crude Oil (BPD)                                                  1,470         1,851
NGL (BPD)                                                          868           907
Natural Gas (MCFPD)                                             51,409        59,779
MMCFEPD                                                           65.4          76.3

              Prices (net of hedge losses):
Crude Oil ($/BBL)                                               $27.22        $15.73
NGL's ($/BBL)                                                    28.44         21.51
Natural Gas ($/MCF)                                               4.85          2.06
Price per MCFE                                                    4.80          2.25

                        Expenses:
Lease Operating ($MCFE)                                           $.82          $.67
G&A (Excluding stock based comp)($MCFE)                            .36           .21
Interest ($MCFE)                                                  1.32          1.11
D/D/A ($MCFE)                                                     1.50          1.29
*1st Quarter of 2000 pro forma, excludes a one-time gain of $34.0 million related to the Company's sale of equity investment in the Wamsutter
  Partnership.

                            Balance Sheet (In $000s)

                                                           March 31, 2001       December 31, 2000

Working Capital (Deficit)**                                    $(16,663)              $(13,829)
Plant/Property/Equipment, Net                                   305,077                 304,784
Total Assets                                                    333,974                 335,560

Long-Term Debt                                                  266,786                 266,441
Shareholders Equity (Deficit)***                                (32,984)                 (6,503)
Common Shares Outstanding (Millions)                               22.6                    22.6


    **March 31, 2001 excludes current liability related to hedge accounting of
     $17.7 million less related deferred tax asset of $3.4 million.
*** March 31, 2001 includes an Other Comprehensive Income net charge of ($20.6) million related to hedge accounting adopted in 2001.


                 Abraxas Petroleum Corporation and Subsidiaries

                      Consolidated Statements of Operations
                                   (Unaudited)


                                                                                Three Months Ended
                                                                                     March 31,
                                                                       --------------------------------------
                                                                               2001               2000
                                                                       -- --------------- -- ----------------
                                                                       (In thousands except per share data)
Revenue:
   Oil & gas production revenues.....................................  $          28,249  $           15,626
   Gas processing revenue                                                            436                757
   Rig revenues......................................................                183                 131
   Other.............................................................                218                 203
                                                                          ---------------    ----------------
                                                                                  29,086              16,717
Operating costs and expenses:
   Lease operating and production taxes..............................              4,859               4,629
   Depreciation, depletion and amortization..........................              8,841               8,948
   Rig operations....................................................                153                 188
   General and administrative.......................................               2,109               1,439

   General and administrative (Stock-based Compensation)............                 931                   -
                                                                          ---------------    ----------------
                                                                                  16,893              15,204
                                                                          ---------------    ----------------
Operating Income  ...................................................             12,193               1,513

Other (income) expense
   Interest income...................................................                (16)               (60)
   Interest expense     .............................................              7,781               7,773
   Amortization of deferred financing fees...........................                455                 507
   Gain on sale of equity investment.................................                  -             (33,983)
   Other ............................................................                 16                 436
                                                                          ---------------    ----------------
                                                                                   8,236             (25,327)
                                                                          ---------------    ----------------
Income from operations before taxes ................................               3,957              26,840

Income tax expense (benefit).........................................              2,776               (328)

Minority interest in income of consolidated foreign subsidiary.......
                                                                                    (926)               (11)
                                                                          ---------------    ----------------
Net income ..........................................................  $             255   $          27,156
                                                                          ===============    ================

Earnings per share:

    Net income per common share - basic..............................  $             .01  $             1.20
                                                                          ===============    ================

    Net income per common - diluted..................................  $             .01  $              .52
                                                                          ===============    ================


